SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 5)(1)

                               RONSON CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   776338 20 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 15, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                             Exhibit Index on Page 8
--------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                -------------------------------
CUSIP No.  776338 20 4                 13D          Page 2 of 12 Pages
---------------------------------                -------------------------------

     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          STEEL PARTNERS II, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS
                      WC
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         316,199
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      316,199
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.9%
     14         TYPE OF REPORTING PERSON

                      PN

---------------------------------                -------------------------------
CUSIP No.  776338 20 4                 13D          Page 3 of 12 Pages
---------------------------------                -------------------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          WARREN LICHTENSTEIN
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS
                      00
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         316,199
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      316,199
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.9%
     14         TYPE OF REPORTING PERSON

                      IN

---------------------------------                -------------------------------
CUSIP No.  776338 20 4                 13D          Page 4 of 12 Pages
---------------------------------                -------------------------------


         The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 316,199 Shares of Common Stock owned by Steel Partners II is $978,417. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On December 15, 1998, the Reporting Persons sent a letter (the "Response Letter") to the Issuer's Chief Executive Officer and Board of Directors, in response to the Issuer's recent attacks on the Reporting Persons at the annual meeting of shareholders and in publicly filed documents. In the Response Letter, the Reporting Persons, among other things, reiterate the Issuer's poor operating performance and lagging stock price, stating, among other concerns, the Reporting Persons' strong belief that the Issuer must take steps to create a more independent Board and pursue certain strategic business initiatives. The Reporting Persons summarize the substantial barriers which the Issuer has erected to prevent any change in control, and serve to enhance the position of Chief Executive Officer Louis V. Aronson by effectively giving him the power to block any deal or action which may be beneficial to shareholders. In addition, the Reporting Persons set forth their dismay over the fact that the stock price has gone from a high of $5.00 per share in September 1995 to its current $3.00 level, representing a negative return of 40% to shareholders of the Issuer, while during the same period the NASDAQ composite returned 71%, the Russell 2000 Index returned 47% and the S&P 500 returned 88%.

                  The Response Letter sets forth specific proposals to the Ronson Board, which include the creation of a more Independent Board, the elimination of related party transactions, the reduction of wasteful corporate overhead and the sale of the Aviation Division in order to focus on the Consumer Products Sector. Additionally, the Reporting Persons have recommended the sale of the Company to the Reporting Persons for the previously offered price of $5.00 a share, or to another buyer at a higher price. The Reporting Persons also professed their unhappiness over the recent purchase by Mr. Aronson personally of 54,136 shares of Issuer stock at a price of $3.84 from Mr. Barton Ferris, a clear breach of Mr. Aronson's fiduciary duty to the Issuer.

         Finally, in the Response Letter the Reporting Persons sought to dispel certain misleading comments made about the Reporting Persons' investment history by the Ronson Board, and to reiterate its commitment to enhance the shareholder value of the Issuer.

---------------------------------                -------------------------------
CUSIP No.  776338 20 4                 13D          Page 5 of 12 Pages
---------------------------------                -------------------------------


                  The description of the Response Letter does not purport to be complete, and is qualified in its entirety by reference to the Response Letter, which is filed as Exhibit 3 to this Amendment No. 5 to Schedule 13D.

                  Depending upon such factors as the Reporting Persons consider relevant from time to time, the Reporting Persons will seek further contact with the Issuer, the Issuer's representatives and other persons interested in the Issuer, for the purpose of discussing the Response Letter. Depending upon the Issuer's response to the Response Letter, if any, the results of further contact with the Issuer, if any, market considerations and other factors as the Reporting Persons consider relevant from time to time, the Reporting Persons may consider additional courses of action with respect to the Issuer, including acquiring additional Shares or other securities of the Issuer in the open market, in privately negotiated transactions or through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable or proposing that the Issuer retain an investment banker to solicit offers for a transaction whereby all or a portion of the Issuer be sold. In connection therewith, the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Reporting Persons believe that the Issuer's Shares continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer. The Reporting Persons may in the future propose other matters for consideration and approval by the Issuer's stockholders or the Board of Directors, through a solicitation of proxies, consent solicitation or otherwise, but has not identified such matters at this date. The Reporting Persons may also sell all or a portion of their holdings. Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Person, it should be noted that the activities within such contemplated range are subject to change at any time.

Items 5(a) and 5(c) are amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  As reported in its Quarterly Report on Form 10-Q for the period ended September 30, 1998, the Issuer had 3,197,175 Shares of Common Stock outstanding on September 30, 1998. Steel Partners II beneficially owns an aggregate of 316,199 Shares, representing approximately 9.9% of the Shares outstanding. All of such Shares of Common Stock were acquired in open-market transactions. Steel Partners II and Warren Lichtenstein have sole voting and dispositive power with respect to the Shares beneficially owned by it or him.

                  (a) As of the close of business on December 2, 1998, Steel Partners II beneficially owns 316,199 Shares of Common Stock, constituting approximately 9.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to all of the Shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. Accordingly, Mr. Lichtenstein beneficially owns 316,199 Shares of Common Stock, representing approximately 9.9% of the Shares outstanding. All of such Shares of Common Stock were acquired in open-market transactions.

---------------------------------                -------------------------------
CUSIP No.  776338 20 4                 13D          Page 6 of 12 Pages
---------------------------------                -------------------------------


         (c) The following is a list of all transactions in the Issuer's Common Stock in the last 60 days by the Reporting Persons.


Shares of Common                Price Per               Date of
Stock Purchased                   Share                Purchase
---------------                   -----                --------

2,900                           3.57810                10/19/98
2,400                           3.78000                10/27/98
4,000                           3.62375                10/30/98


Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2. Letter dated August 14, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         3. Letter dated December 15, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

---------------------------------                -------------------------------
CUSIP No.  776338 20 4                 13D          Page 7 of 12 Pages
---------------------------------                -------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 1998            STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C. General Partner

                                     By:/s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                          Warren G. Lichtenstein
                                          Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                           WARREN G. LICHTENSTEIN

---------------------------------                -------------------------------
CUSIP No.  776338 20 4                 13D          Page 8 of 12 Pages
---------------------------------                -------------------------------


                                  Exhibit Index

                                                                         Page

1. Joint Filing Agreement (previously filed)                               -

2. Letter dated August 14, 1998 from Steel                                 -
Partners, to the Chief Executive Officer and
Board of Directors of the Issuer (previously filed)

3.Letter Dated December 15, 1998 from Steel                               10
Partners II, L.P. to the Chief Executive
Officer and Board of Directors of the Issuer

                             STEEL PARTNERS II, L.P.
                                150 EAST 52nd ST.
                                   21st FLOOR
                              NEW YORK, N.Y. 10022



Tuesday, December 15, 1998

Louis V. Aronson II and
Board of Directors
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875-6707

Re:      MAXIMIZING  SHAREHOLDER VALUE AT RONSON CORPORATION

Dear Sirs:

         Steel Partners has consistently invested in underperforming companies, such as Ronson, and worked to enhance shareholder value. Our sole interest in Ronson is the maximization of shareholder value. We feel that the Board of Directors of Ronson and Louis Aronson continue to waste the corporate assets of Ronson and have selectively published information in order to mislead the Ronson shareholders. We can only surmise that the Ronson Board feels that Steel Partners is a threat to its entrenched leadership and has disseminated information in an effort to further insulate itself from criticism by other shareholders over the Company's poor operating performance, and management's failure to focus on and expand its core business while the Company's stock price continues to lag the overall market.

         It is inconceivable that the Ronson Board, and in particular Louis V. Aronson, should feel so threatened when it has already installed substantial barriers and defenses which would prevent any change in control. These barriers serve to enhance the untenable position of Mr. Aronson by effectively giving him the power to block any deal or action which he perceives as a threat to his hold on the Company.

         Numerous provisions of the Company's Certificate of Incorporation and Bylaws make it almost impossible for the shareholders of Ronson to hold management accountable, including (i) a staggered board, which deters attempts to make changes to the current Board, (ii) stringent guidelines for the removal of directors, such that a director may only be removed for cause and only by the vote of 80% of the outstanding shares, (iii) a prohibition on shareholder action without a meeting except by unanimous written consent, (iv) a vote of 90% of the outstanding shares required for the approval of certain transactions with holders of 10% or more of the outstanding shares and (v) the authority to issue blank-check preferred stock, which could be used to dilute shares and the voting power of shareholders. Provisions (ii), (iii) and (iv) above, in and of themselves, give Mr. Aronson veto power even if all the other shareholders of Ronson desire to take any opposing action.

         Thus, Ronson shareholders are forced to idly sit and watch as our investment deteriorates. Our stock price has gone from a high of $5.00 per share in September 1995 to its current $3.00 level. This represents a negative return of 40% to shareholders of Ronson, while during the same period the NASDAQ composite returned 71%, the Russell 2000 Index returned 47% and the S&P 500 returned 88%. This is a more accurate portrayal of the change in Ronson's stock price than the almost 600% return that is calculated by arbitrarily choosing December 31, 1992 as the measuring date, a time when we believe Ronson's stock was delisted as a result of poor stock performance.

         It is not surprising that the Board, in its efforts to cast Steel in a negative light, would choose to present shareholder return numbers for companies for which Steel was involved in terms of the highest trade price over the last five years, while at the same time dismissing its own highest trade price as a "blip". In fact, it has become obvious that the Ronson Board is at least proficient in one area, the readiness to manipulate numbers for its own benefit. Meanwhile, the Company's stock price continues to drop, even in the face of the Company's purported "successful operational programs and sound financial management".

         In a letter to the Board of Ronson dated August 14, 1998, Steel Partners offered to purchase all of the shares of Ronson owned by Mr. Aronson for $5.00 per share in cash and, if this offer was accepted, further agreed to extend the same offer to all shareholders of Ronson. If Mr. Aronson was interested in maximizing shareholder value, an offer to purchase shares at a 40% premium to market, and at a level above which the stock has ever attained, would have been at least considered. Instead, Mr. Aronson chose to dismiss the offer without discussion to pursue his main goal, which ostensibly is to continue to personally profit at the expense of Ronson shareholders.

         STEEL PARTNER'S SOLE INTEREST IN RONSON IS THE MAXIMIZATION OF SHAREHOLDER VALUE.

         We are reiterating the steps by which it believes such maximization may be achieved including the creation of a more Independent Board, the elimination of related party transactions, the reduction of wasteful corporate overhead and the sale of the Aviation Division in order to focus on the Consumer Products Sector. Additionally, we have recommended the sale of the Company to Steel Partners for $5.00 a share, or to another buyer at a higher price.

         Presently, only 2 of 7 directors might be considered independent, and the existing board committees do not contain a majority of independent directors. Steel Partners takes little comfort in Mr. Aronson's self-serving assurance that "all of the Directors contribute and exercise their independent judgment". In addition, there remain numerous related party transactions, including the provision of printing services, which amounted to $70,094 for the year ended December 31, 1997, from a Company in which Mr. Aronson's son-in-law owns a 10% stake, and the provision of an undisclosed amount of legal services from a firm for which Justin Walder, a director and officer of Ronson, is a principal.

         Instead of rectifying these obvious flaws, the Company continues to baffle its shareholders with inexplicable transactions such as the expansion of its Aviation Division, while the Company continues to blame EPA issues as the primary reason for the Company's poor performance. At the annual meeting, Mr. Aronson highlighted his view of the purchase of the Citation II jet (which he probably also utilizes for his own personal use) through a comparison of its gross revenues to the cash portion of the purchase price as the measure of potential return, clearly a misleading and unconventional method for calculating return on investment.

         Steel Partners believes that the recent purchase of 54,136 shares of Ronson stock at a price of $3.84 from Mr. Ferris may have been inappropriate. At the annual meeting, Mr. Aronson stated that he purchased the shares. One is led to wonder whether Mr. Aronson is attempting to attain personal benefits for himself at the expense of Ronson shareholders. It would seem that if Steel Partners offer to pay $5.00 per share was an inadequate price for Ronson, it should have been the Company, and not Mr. Aronson, who repurchased the stock.
This is a clear breach of fiduciary duty. Finally, with respect to the option granted to the Company to buy the stock held by Mr. Dinger, the unusual circumstances and lack of information available about the transaction leads Steel to wonder whether or not this is another transaction through which the Company is attempting to buy the silence of large, disgruntled shareholders. Through these and similar actions, the Ronson Board and Mr. Aronson continue to prove that their allegiances do not lie with all the Ronson shareholders, but with themselves.

         Steel Partners has been able to positively impact many of the companies for which it has requested or taken similar actions. For example, Steel Partners' actions with regard to Medical Imaging Centers ("MICA") ultimately led to the sale of MICA for $11.75 per share, as contrasted with the price of $8.25 per share, the closing price on the day prior to the initiation of Steel's proxy solicitation and $3.54 on the date Steel first purchased a stake in MICA. Furthermore, Steel's actions with regard to AutoInfo have been subsequently justified by the fact that the stock price of AutoInfo has fallen to almost nothing ($.02 per share) since the time Steel Partners' divested its holdings. Finally, Steel Partners was able to take a floundering company, Roses, with heavy historical losses, and, through the sale of its unprofitable retail stores, saved what was left of the assets of the company for its shareholders.

         We believe that our continued involvement and proposals for the Company represent the best option for Ronson shareholders to fully maximize the value of their investment. It is unfortunate that the Board continues to disregard our alternatives and has instead engaged in a gratuitous campaign designed solely to suppress Steel's efforts to enhance shareholder value for all of Ronson's shareholders. The Board's repeated attacks on Steel Partners only bolsters our position that the Board remains unfocused on its own shortcomings, and the shortcomings of the Company. We hope that the Ronson Board will stop wasting corporate assets and start focusing on the future of the Company, and ultimately, the best interests of its shareholders.

         We believe the Board would be negligent by continuing to refuse to meet with us to fully explore our ideas for the future of the Company. In the meantime, we remain steadfastly committed to enhancing shareholder value at Ronson.


Sincerely,



/s/Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Partner